VIA EDGAR and FACSIMILE (703-813-9348)

June 15, 2010

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:	China Intelligent Lighting and Electronics, Inc. Registration Statement on Form S-1 File No. 333-164925

Dear Mr. Spirgel:

Rodman & Renshaw, LLC and WestPark Capital, Inc. (together, the “Underwriters”) respectfully joins the request of China Intelligent Lighting and Electronics, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-164925, as amended, to 4:30 pm Eastern Time on Wednesday, June 16, 2010 or as soon thereafter as practicable.

In addition, the Underwriters hereby provide the Staff with supplemental information regarding the distribution of the preliminary prospectus dated May 18, 2010 as filed with the Commission on May 18, 2010 (the “May 18, 2010 Preliminary Prospectus”); the preliminary prospectus dated June 7, 2010 as filed with the Commission on June 7, 2010 (the “June 7, 2010 Preliminary Prospectus”); and the preliminary prospectus dated June 14, 2010 as filed with the Commission on June 14, 2010 (the “June 14, 2010 Preliminary Prospectus”).  The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, as amended.

May 18, 2010 Preliminary Prospectus:

(i) Date of preliminary prospectus:   May 18, 2010

(ii) Dates of distribution:  May 18, 2010 to June 7, 2010

(iii) Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished:  3

(iv) Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue:  approximately 1,200

In addition to the foregoing, the undersigned a) distributed on May 18, 2010 an electronic copy of the May 18, 2010 Preliminary Prospectus to each underwriter and dealer participating in the above-referenced issue ; (b) distributed on June 7, 2010 an electronic copy of the June 7, 2010 Preliminary Prospectus to each underwriter and dealer participating in the above-referenced issue; (c) distributed on June 14, 2010 an electronic copy of the June 14, 2010 Preliminary Prospectus to each underwriter and dealer participating in the above-referenced issue; and (d) in each such case instructed each such dealer to distribute such preliminary prospectuses to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

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Very truly yours, RODMAN & RENSHAW, LLC By: /s/ John Borer Name: John Borer Title: Senior Managing Director	Very truly yours, WESTPARK CAPITAL, INC. By: /s/ Richard Rappaport Name: Richard Rappaport Title: Chief Executive Officer

cc:
John Harrington, Securities and Exchange Commission
Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP
Angela M. Santoro Dowd, Esq., Loeb & Loeb LLP
Thomas J. Poletti, Esq., K&L Gates LLP
Anh Q. Tran, Esq., K&L Gates LLP